Exhibit 99.26

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2011 (the “Form 40-F”), I, Sergio Brandão Silva, P.Geo., Exploration Director, Brazil, of Yamana, hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Pilar Project (for the Jordino Down Dip, Tres Buracos, HG and Ogo Extension), the Ernesto/Pau a Pique Project, the Jacobina Project, the C1 Santa Luz Project (for the C1 extension) and the Fazenda Brasileiro Project as at December 31, 2011 (the “Estimates”) and the report entitled “Chapada Mine and Suruca Project, Goias State, Brazil, Technical Report pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated March 7, 2011 (the “Report”) and to the inclusion of references to and summaries of the Estimates and the Report (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-173707) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Sergio Brandão Silva
Name:	Sergio Brandão Silva, P.Geo.
Title:	Exploration Director, Brazil

March 30, 2012